                                   [CSM LOGO]

           NOTICE OF THIRTEENTH ANNUAL GENERAL MEETING OF SHAREHOLDERS
                           TO BE HELD ON MAY 30, 2001

To Our Shareholders:

     You are cordially invited to attend and NOTICE IS HEREBY GIVEN of the thirteenth Annual General Meeting of Chartered Semiconductor Manufacturing Ltd (the "Company") to be held in Singapore on Wednesday, May 30, 2001 at the principal offices of the Company located at 60 Woodlands Industrial Park D, Street 2, Singapore 738406 at 10:00 a.m. (Singapore time) for the following purposes:


                                ROUTINE BUSINESS

1) To adopt the Audited Accounts of the Company for the year ended December 31, 2000, including the reports of the Directors and the Auditors.

2)   To re-elect the following Directors retiring pursuant to:

     (a) Article 94 of the Company's Articles of Association and who, being eligible, offer themselves for re-election:

                             Mr. Robert E. La Blanc
                                Mr. Andre Borrel
                                Mr. Koh Beng Seng

     (b) Article 99 of the Company's Articles of Association and who, being eligible, offers himself for re-election:

                              Mr. James A. Norling

3) To re-appoint the following Directors pursuant to Section 153(6) of the Companies Act, Chapter 50:

                               Mr. Aubrey C. Tobey
                             Dr. James H. Van Tassel
                             Mr. Charles E. Thompson

4) To re-appoint KPMG as the Company's Auditors and to authorize the Directors to fix their remuneration.

5) To approve Directors' fees up to $472,000 for the year ended December 31, 2000 ($750,000 for the year ended December 31, 1999).

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
                                SPECIAL BUSINESS

     To consider and, if thought fit, to pass with or without modifications the following resolutions, as to which Resolution 6 will be proposed as a Special Resolution, and Resolutions 7, 8, 9 and 10 will be proposed as Ordinary
Resolutions:

SPECIAL RESOLUTION

6)   Alterations to the Articles of Association of the Company

     That Articles 107 and 121 of the Articles of Association of the Company be and are hereby altered in the manner as set out in the Proxy Statement accompanying this Notice of Annual General Meeting.

ORDINARY RESOLUTIONS

7)   Approval of the Company's Employee Share Purchase Plan 2001

     That:

     (a) the Company's Employee Share Purchase Plan 2001 (the "Company Purchase Plan"), under which ordinary shares of par value S$0.26 each in the capital of the Company ("Ordinary Shares") may be purchased by participants under the Company Purchase Plan in accordance with the rules of the Company Purchase Plan contained in the document marked "A" submitted to the Annual General Meeting and for the purpose of identification subscribed by the Chairman of the Annual General Meeting, be approved; and

     (b)  the Directors of the Company be and are hereby authorized:-

          (i)   to establish the Company Purchase Plan;

          (ii) to establish a committee of Directors to administer the Company Purchase Plan in accordance with the provisions of the Company Purchase Plan;

          (iii) to modify and/or amend the Company Purchase Plan from time to time provided that such modification and/or amendment is effected in accordance with the provisions of the Company Purchase Plan and to do all such acts and to enter into all such transactions, arrangements and agreements as may be necessary or expedient in order to give full effect to the Company Purchase Plan; and

          (iv) to offer and grant in accordance with the provisions of the Company Purchase Plan, and to allot and issue from time to time such number of Ordinary Shares as may be required to be issued pursuant to the exercise of rights to purchase Ordinary Shares under the Company Purchase Plan.

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
8) Approval of the Share Purchase Plan 2001 for Employees of Silicon Manufacturing Partners Pte Ltd (the "SMP Purchase Plan")

     That:

     (a) the SMP Purchase Plan, under which Ordinary Shares may be purchased by participants under the SMP Purchase Plan in accordance with the rules of the SMP Purchase Plan contained in the document marked "B" submitted to the Annual General Meeting and for the purpose of identification subscribed by the Chairman of the Annual General Meeting, be approved; and

     (b)  the Directors of the Company be and are hereby authorized:-

          (i)   to establish the SMP Purchase Plan;

          (ii) to establish a committee of Directors to administer the SMP Purchase Plan in accordance with the provisions of the SMP Purchase Plan;

          (iii) to modify and/or amend the SMP Purchase Plan from time to time provided that such modification and/or amendment is effected in accordance with the provisions of the SMP Purchase Plan and to do all such acts and to enter into all such transactions, arrangements and agreements as may be necessary or expedient in order to give full effect to the SMP Purchase Plan; and

          (iv) to offer and grant in accordance with the provisions of the SMP Purchase Plan, and to allot and issue from time to time such number of Ordinary Shares as may be required to be issued pursuant to the exercise of rights to purchase Ordinary Shares under the SMP Purchase Plan.

9) Approval of an Amendment and Restatement of the Company's Share Option Plan 1999

     That:

     (a) the amendment and restatement of the Company's Share Option Plan 1999 (the "Option Plan"), under which options to subscribe for Ordinary Shares may be granted to participants in the Option Plan in accordance with the rules of the Option Plan contained in the document marked "C" submitted to the Annual General Meeting and for the purpose of identification subscribed by the Chairman of the Annual General Meeting, be approved; and

     (b) the Directors of the Company and each of them be and are hereby authorized to take such steps and do all acts as they or he may consider desirable, necessary or expedient to give effect to this Resolution 9.

10)(a) Authority to Allot and Issue Shares Pursuant to Section 161 of the Companies Act, Chapter 50

     That pursuant to Section 161 of the Companies Act, Chapter 50, the Directors be and are hereby authorized to allot and issue shares in the capital of the Company to any person on such terms and conditions and with such rights or restrictions as they may think fit to impose and that such authority shall continue in force until the conclusion of the next annual general meeting ("AGM")

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
of the Company or the expiration of the period within which the next AGM is required by law to be held, whichever is the earlier.

(b) Authority to Create and Issue Securities and to Allot and Issue Shares in Connection Therewith Pursuant to Section 161 of the Companies Act, Chapter 50

     That pursuant to Section 161 of the Companies Act, Chapter 50, approval be and is hereby given to the Directors to:

     (i)   (aa) create and issue securities ("Securities") including, without limitation, warrants or options to subscribe for new ordinary shares of the Company ("New Shares") or to purchase from the Company other securities issued or to be issued by the Company, debt securities and securities which are convertible into, exchangeable for, or exercisable for, New Shares or other securities issued or to be issued by the Company to any person or persons and on such terms and conditions as the Directors may think fit to impose;

           (bb) create and issue any further Securities ("Further Securities") as may be required or permitted to be issued in accordance with the terms and conditions of the Securities; and

           (cc) make, enter into and/or issue offers, agreements, options, undertakings, guarantees and/or indemnities (together referred to as "Agreements") which would or might require the issue of New Shares or other securities by the Company with any person or persons and on such terms and conditions as the Directors may think fit to impose;

     (ii)  allot and issue from time to time:-

           (aa) such number of New Shares as may be required or permitted to be allotted or issued on the conversion, exchange or exercise of the Securities, or any of them, to the holders of such Securities on the conversion, exchange or exercise thereof, subject to and otherwise in accordance with the terms and conditions of the Securities;

           (bb) on the same basis as paragraph (ii)(aa) above, such further New Shares as may be required to be allotted and issued on the conversion, exchange or exercise of any of the Further Securities in accordance with the terms and conditions of the Further Securities; and

           (cc) such number of New Shares as may be required or permitted to be allotted or issued pursuant to and otherwise in accordance with the terms and conditions of the Agreements; and

     (iii) take such steps, make such amendments to the terms and conditions of the Securities, the Further Securities and the Agreements and any of them, and exercise such discretion as the Directors may from time to time deem fit, advisable or necessary in connection with all or any of the above matters.

                                       4
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(c)  Authority to Offer and Grant Options and to Allot and Issue Additional
     Shares Pursuant to the Option Plan

     That the Directors be and are hereby authorized to offer and grant options in accordance with the provisions of the Option Plan, as amended and restated, and to allot and issue from time to time such number of Ordinary Shares as may be required to be issued pursuant to the exercise of the options under the Option Plan, as amended and restated.

11) To transact any other business as may be properly transacted at an annual general meeting.

     The foregoing items of business are more fully described in the Proxy Statement accompanying this Notice.

     The Board of Directors has fixed the close of business on March 16, 2001 as the date for determining those holders of Ordinary Shares ("Shareholders") who will be entitled to receive copies of this Notice and the accompanying Proxy Statement and the Company's 2000 Annual Report to Shareholders (the "Annual Report"). A Shareholder who is registered with The Central Depository (Pte) Limited or the Company at least 48 hours before the time set for the Annual General Meeting on May 30, 2001 shall be entitled to vote in person or by proxy at the Annual General Meeting.

NOTE:

(1) A Shareholder is a person whose name appears on the Depository Register of The Central Depository (Pte) Limited in Singapore or a person registered in the Company's Register of Shareholders (Members).

(2) A Shareholder entitled to attend and vote at the Annual General Meeting is entitled to appoint a proxy to attend and vote on his behalf. A proxy need not be a Shareholder of the Company. The instrument appointing a proxy must be deposited at the registered office of the Company at 60 Woodlands Industrial Park D, Street 2, Singapore 738406 not less than 48 hours before the time set for the Annual General Meeting or any adjournment thereof. A proxy may be revoked at any time not less than 48 hours before the time set for the Annual General Meeting by the Shareholder submitting a subsequently dated instrument appointing a proxy or at the Annual General Meeting prior to the vote of the resolution by the Shareholder attending the Annual General Meeting and voting in person.

(3) The Company is subject to the continuing Nasdaq National Market listing rules and applicable U.S. federal securities laws and will not be subject to the continuing listing rules of the Singapore Exchange Securities Trading Limited.


                                                         BY ORDER OF THE BOARD


                                                          ANGELA HON KAH SIM
                                                           NANCY TAN SEE SIN
                                                       JOINT COMPANY SECRETARIES


Singapore
April 18, 2001

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                               PROXY STATEMENT FOR
              THIRTEENTH ANNUAL GENERAL MEETING OF SHAREHOLDERS OF
                    CHARTERED SEMICONDUCTOR MANUFACTURING LTD
                           TO BE HELD ON MAY 30, 2001

GENERAL

     This Proxy Statement is furnished in connection with the solicitation by the Board of Directors (the "Board") of Chartered Semiconductor Manufacturing Ltd (the "Company"), a company incorporated in Singapore under the Companies Act, Chapter 50 of Singapore (the "Companies Act"), of proxies to be voted at the Company's Annual General Meeting of Shareholders (the "Annual General Meeting") to be held in Singapore on Wednesday, May 30, 2001 at the principal offices of the Company located at 60 Woodlands Industrial Park D, Street 2, Singapore 738406 at 10:00 a.m. (Singapore time), or any adjournments or postponements thereof, for the purposes set out in the accompanying Notice of Annual General Meeting. Shareholders should read this Proxy Statement carefully prior to returning their instruments appointing a proxy or proxies.

     This Proxy Statement, the accompanying instrument appointing a proxy or proxies and the Notice of Annual General Meeting and the Company's 2000 Annual Report to Shareholders (the "Annual Report") were mailed to Shareholders on or about April 18, 2001.

     In the Proxy Statement and the Notice of Annual General Meeting, references to "S$" shall mean Singapore dollars, the legal currency of Singapore and references to "$" shall mean United States dollars, the legal currency of the United States. The Proxy Statement contains translations of certain Singapore dollar amounts into U.S. dollars as of December 31, 2000, which was S$1.7375 = $1.00. These translations should not be construed as a representation that those Singapore dollar or U.S. dollar amounts could have been, or could be, converted to U.S. dollars or Singapore dollars, as the case may be, at any particular rate, the rate stated above, or at all.

IMPORTANT DATE; SHARES OUTSTANDING

     The Board has fixed the close of business on March 16, 2001 as the date for determining those holders of ordinary shares, S$0.26 par value per share ("Shareholders") who will be entitled to receive copies of the Notice of Annual General Meeting and this Proxy Statement and the Annual Report. A Shareholder who is registered with The Central Depository (Pte) Limited ("CDP") or the Company at least 48 hours before the time set for the Annual General Meeting on May 30, 2001 shall be entitled to vote in person or by proxy at the Annual General Meeting.

     As at February 28, 2001, the Company had 1,380,266,279 ordinary shares, S$0.26 par value per share (the "Ordinary Shares"), issued and outstanding.

REVOCABILITY OF PROXIES

     A proxy given pursuant to this solicitation may be revoked by the Shareholder giving it at any time not less than 48 hours before the time set for the Annual General Meeting by the Shareholder submitting a subsequently dated instrument appointing a proxy or at the Annual General Meeting prior to the vote of the resolution by the Shareholder attending the Annual General Meeting and voting in person.

     To be effective, the instrument appointing a proxy or proxies must be deposited at the registered office of the Company at 60 Woodlands Industrial Park D, Street 2, Singapore 738406 not less than 48 hours before the time set for the Annual General Meeting, or any adjournment thereof. A proxy need not be a Shareholder and Shareholders may appoint any member of the Board, the Company Secretary or any other person as their proxy.

VOTING AND SOLICITATION

     A Shareholder is a person whose name appears in the Depository Register of CDP in Singapore or in the Company's Register of Shareholders (Members). A Shareholder whose name appears on the Depository Register of CDP or in the Company's Register of Shareholders (Members) at least 48 hours before the time set for the Annual General Meeting on May 30, 2001 shall be entitled to vote in person or by proxy at the Annual General Meeting. On a show of hands, every Shareholder present in person or by proxy shall have one vote and on a poll, every Shareholder present in person or by proxy shall have one vote for each Ordinary Share held. A resolution put to the vote of Shareholders at the Annual General Meeting will be decided on a show of hands unless a poll is demanded by the Chairman of the Annual General Meeting or a Shareholder present in person or by proxy and entitled to vote at the Annual General Meeting.

     Ordinary Shares represented by a duly executed instrument appointing a proxy or proxies that is deposited with the Company (at least 48 hours before the time set for the Annual General Meeting) will be voted at the Annual General Meeting in accordance with Shareholders' instructions contained in the instrument. In the absence of specific instructions in the instrument, the proxy or proxies of a Shareholder may vote or abstain as he or they may think fit. On a show of hands, each of the resolutions to be proposed under proposals 1, 2, 4, 5, 7, 8, 9 and 10 will be duly passed by the affirmative vote of a simple majority of Shareholders present and voting at the Annual General Meeting. On a poll, each of the resolutions to be proposed under proposals 1, 2, 4, 5, 7, 8, 9 and 10 will be duly passed by the affirmative vote of a simple majority of votes cast at the Annual General Meeting for each Ordinary Share held. On a show of hands, each of the resolutions to be proposed under proposals 3 and 6 will be duly passed by the affirmative vote of not less than 3/4 of Shareholders present and voting at the Annual General Meeting. On a poll, each of the resolutions to be proposed under proposals 3 and 6 will be duly passed by the affirmative vote of not less than 3/4 of votes cast at the Annual General Meeting for each Ordinary Share held.

     The entire cost of soliciting proxies will be borne by the Company.

QUORUM

     The required quorum for transaction of business at the Annual General Meeting is two or more Shareholders holding not less than 33 1/3% of the total issued and fully paid Ordinary Shares.

SECURITY OWNERSHIP

SHARE OWNERSHIP FOR DIRECTORS AND EXECUTIVE OFFICERS

     For information regarding the ownership of our Ordinary Shares by our directors and executive officers, please see "Item 6. Share Ownership for Directors and Senior Management" set out in the Form 20-F accompanying this Proxy Statement.

MAJOR SHAREHOLDERS

     For information regarding our major shareholders, please see "Item 7. Major Shareholders" set out in the Form 20-F accompanying this Proxy Statement.

                              SUMMARY OF PROPOSALS

     Shareholders will be requested to vote on the following proposals at the Annual General Meeting:

     (1) Adoption of the Audited Accounts of the Company for the year ended December 31, 2000, including the reports of the Directors and the Auditors;

     (2) Re-election of Directors retiring by rotation and a Director appointed by the Board as an additional director;

     (3) Re-appointment of Directors pursuant to Section 153(6) of the Companies Act, Chapter 50;

     (4) Re-appointment of independent Auditors and authorization of the Board to fix their remuneration;

     (5) Approval of Directors' fees for services rendered during the year ended December 31, 2000;

     (6)  Alterations to the Articles of Association of the Company;

     (7)  Approval of the Company's Employee Share Purchase Plan 2001;

     (8) Approval of the Share Purchase Plan 2001 for Employees of Silicon Manufacturing Partners Pte Ltd;

     (9) Approval of the Company's amended and restated Share Option Plan 1999; and

    (10) Authorization for the Board to allot and issue shares and securities.


                                 PROPOSAL NO. 1:
                ADOPTION OF THE AUDITED ACCOUNTS OF THE COMPANY,
               INCLUDING THE REPORTS OF THE DIRECTORS AND AUDITORS

     The Company's Annual Report for the fiscal year ended December 31, 2000 accompanies this Proxy Statement. The Annual Report includes the Company's United States dollar financial statements prepared in conformity with United States generally accepted accounting principles ("US GAAP") and a summary of the Supplementary Financial Statements described hereafter. For the purposes of complying with the Companies Act, the Company has prepared for distribution to Shareholders, supplementary financial statements (the "Supplementary Financial Statements") containing financial information required to be presented under the Companies Act but not included in US GAAP financial statements. The financial statements are accompanied by the Auditor's Reports of KPMG, the Company's independent auditors.

 THE BOARD RECOMMENDS A VOTE "FOR" THE ADOPTION OF THE COMPANY'S AUDITED ACCOUNTS FOR THE FISCAL YEAR ENDED DECEMBER 31, 2000, INCLUDING THE REPORTS OF
                          THE DIRECTORS AND AUDITORS.


                               PROPOSAL NO. 2(a):
                  RE-ELECTION OF DIRECTORS RETIRING BY ROTATION

     In accordance with Article 94 of the Articles of Association of the Company, a portion of the Directors is elected at every annual general meeting of the Shareholders. The number of Directors retiring and eligible to stand for re-election each year varies, but generally it is equal to one-third of the Board, with the Directors who have been in office longest since their re-election or appointment standing for re-election. Messrs. Robert E. La Blanc, Andre Borrel and Koh Beng Seng are retiring by rotation at the Annual General Meeting. They are eligible to stand for re-election and have been nominated by the Board to do so.

     The biographies of Messrs. La Blanc, Borrel and Koh follow. For a complete listing of our Board, please see "Item 6. Directors and Officers of Registrant" set out in the Form 20-F accompanying this Proxy Statement. Also see "Board and Committee Meetings" below and "Item 6. Compensation of Directors and Officers" set out in the Form 20-F accompanying this Proxy Statement, for a discussion of our Board and Committee meetings and the compensation of our Board members.

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

NOMINEES FOR DIRECTOR        AGE        DIRECTOR SINCE      POSITIONS CURRENTLY HELD WITH THE COMPANY
---------------------        ---        --------------      -----------------------------------------

Robert E. La Blanc           67         May 1998            Director
Andre Borrel                 64         July 1998           Director
Koh Beng Seng                50         February 1999       Director

     ROBERT E. LA BLANC has served on our Board of Directors since May 1998 and is the President of Robert E. La Blanc Associates, Inc., an information technologies consulting and investment banking firm. From 1979 to 1981, Mr. La Blanc was Vice Chairman of Continental Telecom, Inc. and from 1969 to 1979, a General Partner of Salomon Brothers Inc. Mr. La Blanc has also held various senior positions within companies in the telecommunications industry including AT&T, Bell Telephone Laboratories and New York Telephone Company. Mr. La Blanc received his B.E.E. from Manhattan College and his MBA from New York University. Mr. La Blanc also is a graduate of the Operating Engineers Program at Bell Telephone Laboratories and the USAF Communications Officers School.

     ANDRE BORREL has served on our Board of Directors since July 1998 and is currently working as a consultant in the semiconductor industry. Prior to joining our company, Mr. Borrel was Senior Vice President and General Manager of Communications, Power and Signal Technology Group at Motorola Inc. Mr. Borrel is also an Officer of the French National Order of Merit and holds a Master Degree in Electronics from "Ecole Nationale Superieure des Telecommunications" in Paris, France.

     KOH BENG SENG has served on our Board of Directors since February 1999. He is currently Deputy President to United Overseas Bank Ltd and an advisor to the International Monetary Fund. Prior to joining United Overseas Bank Ltd., Mr Koh was a senior advisor to Asia Pulp & Paper Co. Ltd. He is active in the financial services sector and was with the Monetary Authority of Singapore from 1973 to 1998, where he served as Deputy Managing Director from 1988 to 1998. Mr. Koh received his Bachelor of Commerce (First Class Honors) from Nanyang University and his MBA from Columbia University. Mr. Koh was awarded an Overseas Postgraduate Scholarship by the Monetary Authority of Singapore in 1978. In 1987, the President of the Republic of Singapore awarded him a Meritorious Service Medal.

 THE BOARD RECOMMENDS A VOTE "FOR" THE RE-ELECTION OF EACH OF MESSRS. ROBERT E.
      LA BLANC, ANDRE BORREL AND KOH BENG SENG TO THE BOARD OF DIRECTORS.


                               PROPOSAL NO. 2(b):
    RE-ELECTION OF DIRECTOR APPOINTED BY THE BOARD AS AN ADDITIONAL DIRECTOR

     Effective March 1, 2001, the Board appointed Mr. James A. Norling as an additional member of our Board. In accordance with Article 99 of the Articles of Association of the Company, Mr. Norling's appointment to our Board will expire at the Annual General Meeting. Mr. Norling is eligible to stand for re-election and has been nominated by the Board to do so.

     The biography of Mr. Norling follows. For a complete listing of our Board, please see "Item 6. Directors and Officers of Registrant" set out in the Form 20-F accompanying this Proxy Statement. Also see "Board and Committee Meetings" below and "Item 6. Compensation of Directors and Officers" set out in the Form 20-F accompanying this Proxy Statement, for a discussion of our Board and Committee meetings and the compensation of our Board members.


NOMINEE FOR DIRECTOR         AGE        DIRECTOR SINCE      POSITION CURRENTLY HELD WITH THE COMPANY
--------------------         ---        --------------      ----------------------------------------

James A. Norling             59         March 2001          Director/Deputy Chairman

     JAMES A. NORLING has served on our Board of Directors since March 1, 2001. He has 35 years of working experience in the electronics industry. Mr. Norling was with Motorola Inc. from 1965 to 2000 holding various positions, including President of the Semiconductor Products Section in 1986, President of the Europe, Middle East and Africa region in 1993, Deputy to the Chief Executive Officer in 1998 and President of the Personal Communications Sector in 1999 until his retirement. He has previously served as a board member and the Chairman of the Semiconductor Industry Association. Mr. Norling is currently a board member of Harley-Davidson, Inc. Mr. Norling holds a B.Sc and a Masters degree in Electrical Engineering from the University of Illinois.

   THE BOARD RECOMMENDS A VOTE "FOR" THE RE-ELECTION OF MR. JAMES A. NORLING
                           TO THE BOARD OF DIRECTORS.


                                 PROPOSAL NO. 3:
   RE-APPOINTMENT OF DIRECTORS PURSUANT TO SECTION 153(6) OF THE COMPANIES ACT

     Section 153(1) of the Companies Act provides that, subject to sub-section
(6) of Section 153, no person of or over the age of 70 years shall be appointed to act as a director of a public company or of a subsidiary of a public company.
Section 153(6) allows the appointment of such a person by the passing of a resolution (of which no shorter notice than that required to be given to the shareholders of the company of an annual general meeting has been duly given) by a majority of not less than 3/4 of such registered shareholders of the company voting in person or by proxy at a general meeting of the company. A director appointed pursuant to Section 153(6) of the Companies Act would hold office until the next annual general meeting of the Company.

     In accordance with Section 153 of the Companies Act, Messrs. Aubrey C. Tobey, James H. Van Tassel and Charles E. Thompson are offering themselves up for re-appointment to the Board.

     The biographies of Messrs. Tobey, Van Tassel and Thompson follow. For a complete listing of our Board, please see "Item 6. Directors and Officers of Registrant" set out in the Form 20-F accompanying this Proxy Statement. Also see "Board and Committee Meetings" below and "Item 6. Compensation of Directors and Officers" set out in the Form 20-F accompanying this Proxy Statement, for a discussion of our Board and Committee meetings and the compensation of our Board members.


NOMINEES FOR DIRECTOR        AGE        DIRECTOR SINCE      POSITIONS CURRENTLY HELD WITH THE COMPANY
---------------------        ---        --------------      -----------------------------------------

Aubrey C. Tobey              75         March 1998          Director
James H. Van Tassel          72         June 1993           Director
Charles E. Thompson          71         September 1998      Director

     AUBREY C. TOBEY has served on our Board of Directors since March 1998 and is currently the President of ACT International providing consultancy in the management and marketing of high technology. He has served on the board of Rudolph Technologies since July 1998. From 1983 to 1987, Mr. Tobey was Vice President of Micronix Corporation and from 1965 to 1983 was Corporate Vice President at GCA Corporation. Mr. Tobey was with Arthur D. Little, Inc., a management, science and technology consulting firm from 1959 to 1965. Mr. Tobey received his Bachelor of Science degree in

Mechanical Engineering from Tufts University and his Master of Science degree in Mechanical Engineering from the University of Connecticut.

     JAMES H. VAN TASSEL has served on our Board of Directors since June 1993. He is a consultant in the semiconductor industry and has been involved in the electronics and microelectronics industry since 1960. From 1980 to 1991, Dr. Van Tassel was Vice President (Microelectronics) with NCR Corporation. Dr. Van Tassel received his Bachelor of Science degree from the University of Wisconsin at La Crosse, and his Master of Science Degree (Inorganic Chemistry) and Doctor of Philosophy from Texas Technological University.

     CHARLES E. THOMPSON has served on our Board of Directors since September 1998 and is currently working as a consultant in the information technology/semiconductor technology industry. From 1973 to 1996, Mr. Thompson was World Marketing Senior Vice President at Motorola Inc. Prior thereto, Mr. Thompson was Computer Department Sales Director at General Electric. Mr. Thompson received his Bachelor of Science in Mathematics from the University of Washington.

 THE BOARD RECOMMENDS A VOTE "FOR" THE RE-APPOINTMENT OF EACH OF MESSRS. AUBREY
C. TOBEY, JAMES H. VAN TASSEL AND CHARLES E. THOMPSON TO THE BOARD OF DIRECTORS AND TO HOLD SUCH OFFICE UNTIL THE NEXT ANNUAL GENERAL MEETING OF THE COMPANY.


                                 PROPOSAL NO. 4:
         RE-APPOINTMENT OF INDEPENDENT AUDITORS AND AUTHORIZATION OF THE
                        BOARD TO FIX THEIR REMUNERATION

     The firm of KPMG has served as independent auditors for the Company from the incorporation of the Company in 1987 to the fiscal year ended December 31, 2000. The Board intends to re-appoint KPMG as independent auditors to audit the accounts and records of the Company for the fiscal year ended December 31, 2001 and to perform other appropriate services. The Company expects that a representative from KPMG will be present at the Annual General Meeting. Such representative will have the opportunity to make a statement if he so desires and is expected to be available to respond to appropriate questions.

 THE BOARD RECOMMENDS A VOTE "FOR" THE RE-APPOINTMENT OF KPMG AS THE COMPANY'S
      INDEPENDENT AUDITORS FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001 AND
             AUTHORIZATION FOR THE BOARD TO FIX THEIR REMUNERATION.


                                 PROPOSAL NO. 5:
                           APPROVAL OF DIRECTORS' FEES

     In accordance with Article 81 of the Articles of Association, Shareholders are requested to approve the payment of Directors' fees up to $472,000 for services rendered during the fiscal year ended December 31, 2000. The Directors' fees for the fiscal year ended December 31, 2000 represent a decrease of $278,000 over the Directors' fees of $750,000 for the fiscal year ended December 31, 1999.

     Please see "Item 6. Compensation of Directors and Officers" set out in the Form 20-F accompanying this Proxy Statement, for a general discussion of the compensation of our Board members.

THE BOARD RECOMMENDS A VOTE "FOR" THE APPROVAL OF DIRECTORS' FEES UP TO $472,000
                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 2000.

                                 PROPOSAL NO. 6:
            ALTERATIONS TO THE ARTICLES OF ASSOCIATION OF THE COMPANY

OVERVIEW AND PURPOSE

     The Board has proposed, subject to approval by the Company's Shareholders, that Article 107 and Article 121 of the Articles of Association of the Company be altered as follows :-

Article 107

     Article 107 of the Company's Articles of Association currently provides for a resolution approved by the Directors to be in writing, which includes approval by telefax, telex, cable or telegram. However, electronic signatures and electronic records are increasingly being used in lieu of written signatures and documents and are regulated in accordance with the provisions of the Electronic Transactions Act, Chapter 88 of Singapore.

     To facilitate Directors approving circulating resolutions by any electronic means, the Board proposes that Article 107 be altered so as to give effect to circulating resolutions signed by Directors when such signatures and electronic records are communicated electronically in accordance with procedures approved by the Directors, in place of the traditional forms of writing and signatures.

Article 121

     Article 121 of the Company's Articles of Association currently empowers the authentication or certification by any Directors, the Company Secretary or any other person appointed by the Directors for such purpose, of any document affecting the constitution of the Company, resolutions passed by the Company, the Directors or any committee, and any books, records, documents and accounts relating to the business of the Company.

     The Board proposes that Article 121 be altered to permit any such authentication or certification to be effected by electronic means in accordance with procedures approved by the Directors, in place of the traditional forms of writing and signatures.

PROPOSED ALTERATIONS TO THE ARTICLES

     The alterations which are proposed to be made to Articles 107 and 121 are set out below. For ease of reference, the full text of the Articles proposed to be altered has also been reproduced.

Existing Article 107

"107. A resolution in writing signed by a majority in number of the Directors for the time being shall be as effective as a resolution duly passed at a meeting of the Directors and may consist of several documents in the like form, each signed by one or more Directors. The expressions in "writing" and "signed" include approval by telefax, telex, cable or telegram by any such Director."

Proposed Alterations to Article 107

     By deleting Article 107 in its entirety and substituting therefor the following :

"107. A resolution in writing signed by a majority in number of the Directors for the time being shall be as effective as a resolution duly passed at a meeting of the Directors and may consist of several documents in the like form, each signed by one or more Directors. The expressions "in writing" and "signed" include approval by any such Director by telefax, telex, cable or telegram or any form of electronic communication approved by the Directors for such purpose from time to time incorporating, if the Directors deem necessary, the use of security and/or identification procedures and devices approved by the Directors."

Existing Article 121

"121. Any Director or the Secretary or any person appointed by the Directors for the purpose shall have power to authenticate any documents affecting the constitution of the Company and any resolutions passed by the Company or the Directors or any committee, and any books, records, documents and accounts relating to the business of the Company, and to certify copies thereof or extracts therefrom as true copies or extracts; and where any books, records, documents or accounts are elsewhere than at the Office the local manager or other officer of the Company having the custody thereof shall be deemed to be a person appointed by the Directors as aforesaid. A document purporting to be a copy of a resolution, or an extract from the minutes of a meeting, of the Company or of the Directors or any committee which is certified as aforesaid shall be conclusive evidence in favour of all persons dealing with the Company upon the faith thereof that such resolution has been duly passed, or as the case may be, that any minute so extracted is a true and accurate record of proceedings at a duly constituted meeting."

Proposed Alterations to Article 121

     By deleting Article 121 in its entirety and substituting therefor the following :

"121. Any Director or the Secretary or any person appointed by the Directors for the purpose shall have power to authenticate any documents affecting the constitution of the Company and any resolutions passed by the Company or the Directors or any committee, and any books, records, documents and accounts relating to the business of the Company, and to certify copies thereof or extracts therefrom as true copies or extracts; and where any books, records, documents or accounts are elsewhere than at the Office the local manager or other officer of the Company having the custody thereof shall be deemed to be a person appointed by the Directors as aforesaid. A document purporting to be a copy of a resolution, or an extract from the minutes of a meeting, of the Company or of the Directors or any committee which is certified as aforesaid shall be conclusive evidence in favour of all persons dealing with the Company upon the faith thereof that such resolution has been duly passed, or as the case may be, that any minute so extracted is a true and accurate record of proceedings at a duly constituted meeting. Any authentication or certification made pursuant to this Article may be made by any electronic means approved by the Directors from time to time for such purpose incorporating, if the Directors deem necessary, the use of security procedures or devices approved by the Directors."

    THE BOARD RECOMMENDS A VOTE "FOR" THE APPROVAL OF THE ALTERATIONS TO THE
                    ARTICLES OF ASSOCIATION OF THE COMPANY.

                                 PROPOSAL NO. 7:
           APPROVAL OF THE COMPANY'S EMPLOYEE SHARE PURCHASE PLAN 2001

OVERVIEW AND PURPOSE

     The Board has adopted, subject to approval by the Company's Shareholders, the Employee Share Purchase Plan 2001 (the "Company Purchase Plan"), covering an aggregate of 10,000,000 Ordinary Shares. The Company Purchase Plan is intended to be an employee stock purchase plan under Section 423 of the United States Internal Revenue Code of 1986, as amended (the "U.S. Tax Code").

     The purpose of the Company Purchase Plan is to provide eligible employees with an opportunity to increase their proprietary interest in the success of the Company by purchasing Ordinary Shares from the Company on favorable terms and to pay for such purchases through payroll deductions.

     The Company Purchase Plan is not subject to the provisions of the United States Employee Retirement Income Security Act of 1974 ("ERISA"), and is not a qualified plan under Section 401(a) of the U.S. Tax Code.

     The following is a brief summary of the provisions of the Company Purchase Plan.

PRINCIPAL FEATURES OF THE COMPANY PURCHASE PLAN

     Ordinary Shares Subject to the Company Purchase Plan. The Company Purchase Plan will permit the purchase of up to 10,000,000 Ordinary Shares, less the number of Ordinary Shares that are purchased by participants under the Share Purchase Plan 2001 for Employees of Silicon Manufacturing Partners Pte Ltd (as described in Proposal No. 8 below), on a share-for-share basis. The committee appointed by the Board to administer the Company Purchase Plan may make proportional adjustments in the number of Ordinary Shares, to the price of Ordinary Shares that any participant has elected to purchase and to limitations on the number of Ordinary Shares each participant may purchase, in order to reflect such events as the declaration or payment of share dividends, share splits, or other changes in the capital structure of the Company.

     Administration. The Company Purchase Plan will be administered by a committee (the "Committee") composed of two or more members appointed by and holding office at the pleasure of the Board. The members of the Committee may be, but need not be, members of the Board. The Committee will have the power to interpret the Company Purchase Plan and to adopt rules, regulations and guidelines for the implementation and operation of the Company Purchase Plan. The Committee's determinations under the Company Purchase Plan will be final and binding on all persons.

     Eligibility. Each employee of the Company or a subsidiary designated by the Committee as a Participating Company (as defined in the Company Purchase Plan),
(i) whose customary employment is more than five months per calendar year and more than 20 hours per week, and (ii) who has been an employee of the Company or a Participating Company for at least six months, will be eligible to participate in the Company Purchase Plan, unless the employee's participation is prohibited by the law of any country which has jurisdiction over him or her or if the employee is subject to a collective bargaining agreement that does not provide for participation in the Company Purchase Plan. In addition, no participant will be granted a right to purchase Ordinary Shares under the Company Purchase Plan if the participant, immediately after his or her election to purchase such Ordinary Shares, would own shares possessing more than 5% of the total combined voting power or value of all classes of shares in the capital of the Company or any parent or subsidiary of the Company. As of February 28, 2001, the number of employees who would be eligible to participate under the terms of the Company Purchase Plan was approximately 4,400.

     Offering Periods. The Company Purchase Plan will be implemented through consecutive "Offering Periods." Generally, an Offering Period is a six-month period beginning on 1 March and 1 September of each year.

     Participation. Participation in the Company Purchase Plan is voluntary. An individual who will be an eligible employee on the day before an Offering Period begins may elect to participate in the Company Purchase Plan by executing the prescribed enrollment form and filing it with the Company at least 30 days before the Offering Period begins. Once enrolled in the Company Purchase Plan, a participant will continue to participate until he or she ceases to be an eligible employee, withdraws from the Company Purchase Plan or discontinues payroll deductions under the Company Purchase Plan.

     Payroll Deductions. Subject to the approval of the Singapore Commissioner for Labour for certain categories of eligible employees, purchases of Ordinary Shares under the Company Purchase Plan will be made by means of payroll deductions. Each eligible employee who elects to participate will designate on the enrollment form a percentage of his or her Compensation (as defined in the Company Purchase Plan) that he or she elects to contribute on each payday and have credited to a plan account maintained on the Company's books for the purchase of Ordinary Shares at the end of each Offering Period. This percentage must be a whole percentage from 1% to 10%. A participant will not be able to change this percentage during an Offering Period, except to discontinue contributions entirely or to withdraw from the Company Purchase Plan. If a participant wishes to discontinue contributions entirely, he or she may do so by filing the prescribed form with the Company at any time. Payroll deductions will cease as soon as reasonably practicable after such form has been received by the Company. A participant who has discontinued contributions may resume contributions during a subsequent Offering Period, if he or she is then an eligible employee, by re-enrolling in the Company Purchase Plan.

     Purchase of Ordinary Shares. The amount in each participant's plan account on the last day of an Offering Period will be applied, without interest, to the purchase of that number of Ordinary Shares (rounded down to the nearest whole Ordinary Share or, if the Committee so determines, the next lower multiple of 10 whole Ordinary Shares) which such amount will purchase at a price equal to the lesser of 85% of the fair market value of an Ordinary Share on (i) the last trading day in the Offering Period, or (ii) the last trading day before the commencement of the Offering Period. However, no participant will be granted a purchase right under the Company Purchase Plan which permits the participant's rights to purchase Ordinary Shares under the Company Purchase Plan, together with other rights or options to purchase Ordinary Shares or other shares under all other employee share purchase plans subject to Section 423 of the U.S. Tax Code and operated by the Company or any parent or subsidiary, to accrue at a rate which exceeds US$25,000 of the fair market value of such Ordinary Shares or other shares for each calendar year in which the option is outstanding at any time. In addition, the maximum number of Ordinary Shares that a participant may purchase with respect to any single Offering Period may not exceed the number of Ordinary Shares derived by dividing US$12,500 by the fair market value of an Ordinary Share as of the commencement of the Offering Period. Subject to applicable laws or regulations, Ordinary Shares which are allotted to a participant at the end of an Offering Period will be issued in the name of CDP to the credit of the securities account of that participant maintained with CDP, the securities sub-account maintained with a CDP agent or the Central Provident Fund ("CPF") investment account maintained with a CPF agent bank.

     The Company Purchase Plan provides that in the case where the Ordinary Shares are listed on any established stock exchange or national market system, the fair market value of an Ordinary Share will be based on the mean of the high and low sales prices for an Ordinary Share (or the mean of the high and low bids, if no sales were reported), as quoted on the stock exchange on which the Ordinary Shares are listed, for the date in question. In the absence of an established market or quotation system for the Ordinary Shares, the fair market value of an Ordinary Share will be determined by the Board in good faith. In no event will the purchase price for an Ordinary Share be less than the par value of an Ordinary Share.

     Termination of Participation. A participant may elect to withdraw from the Company Purchase Plan by filing the prescribed form with the Company at any time before the last day of an Offering Period. As soon as reasonably practicable thereafter, payroll deductions will cease and the entire amount credited to the participant's plan account will be refunded to him or her in cash, without interest, after deducting any expenses incurred by the Company in maintaining such account. No partial withdrawals will be permitted. A former participant who has withdrawn from the Company Purchase Plan may later re-enroll, as long as he or she meets the eligibility requirements. Re-enrollment may be effective only at the commencement of an Offering Period. Termination of employment as an eligible employee for any reason, including death, will be treated as an automatic withdrawal from the Company Purchase Plan. A transfer from one Participating Company to another will not be treated as a termination of employment. In addition, employment will not be considered to terminate when the participant goes on a military leave, a sick leave or another bona fide leave of absence, if the leave was approved by the Company in writing. Employment, however, will be deemed to terminate 90 days after the participant goes on a leave, unless a contract or statute guarantees his or her right to return to work. Employment will be deemed to terminate in any event when the approved leave ends, unless the participant immediately returns to work.

     Amendment and Termination of the Company Purchase Plan. The Board will have the right to amend, suspend or terminate the Company Purchase Plan at any time and without notice. Shareholders' approval will be required, however, to change the maximum aggregate number of Ordinary Shares to be issued under the Company Purchase Plan, except for a change in the number of Ordinary Shares due to a share dividend, a subdivision or consolidation of Ordinary Shares, or other change in the Company's capital structure. In addition, Shareholders' approval will be required to change the eligibility requirements for participation in the Company Purchase Plan, and for any other amendment of the Company Purchase Plan to the extent required by applicable law or regulation.

     Corporate Reorganizations. Any other provision of the Company Purchase Plan notwithstanding, immediately prior to the effective time of the consummation of a merger or consolidation of the Company with or into any other entity or corporate organization, or the sale, transfer or other disposition of all or substantially all of the Company's assets, or the complete liquidation or dissolution of the Company, the Offering Period then in progress will terminate and Ordinary Shares will then be purchased, unless the Company Purchase Plan is continued or assumed by the surviving corporation or its parent corporation. The Company Purchase Plan will in no event be construed to restrict in any way the Company's right to undertake a dissolution, liquidation, merger, consolidation or other reorganization.

     Rights Not Transferable. Rights of any participant under the Company Purchase Plan (including the right to acquire Ordinary Shares), or any participant's interest in moneys to which he or she may be entitled under the Company Purchase Plan, will not be transferable other than by beneficiary designation or the laws of descent and distribution.

     No Rights as an Employee. Nothing in the Company Purchase Plan or in any right granted under the Company Purchase Plan will confer upon a participant any right to continued employment by a Participating Company or restrict in any way the rights of the Participating Companies or of the participant to terminate employment at any time and for any reason, with or without cause.

     No Rights as a Shareholder. A participant will have no rights as a Shareholder with respect to any Ordinary Shares that he or she may have a right to purchase under the Company Purchase Plan until such Ordinary Shares have been purchased on the last day of the applicable Offering Period.

TAX CONSEQUENCES

Singapore Taxation

     The following is a general summary under current law of the Republic of Singapore on the income tax consequences of participants in the Company Purchase Plan who are resident in Singapore. For the purposes of this summary, a resident in Singapore in relation to an individual, means a person who, in the year preceding the year of assessment, resides in Singapore except for such temporary absences therefrom as may be reasonable, and includes a person who is physically present or who exercises an employment (other than a director of a company) in the Republic of Singapore for 183 days or more during the year preceding the year of assessment.

     This summary deals with the general tax principles that apply under the Republic of Singapore income tax law and is provided only for general information. Tax laws are complex and are subject to change and may vary depending on individual circumstances. This summary is based on tax laws in effect in the Republic of Singapore and on administrative and judicial interpretations on these tax laws, as of the date hereof, all of which are subject to change, possibly on a retroactive basis. This summary does not discuss all aspects of income taxation that may be relevant to a participant who is a tax resident in the Republic of Singapore in light of his or her personal investment circumstances. This summary tax information is not tax advice.

     PROSPECTIVE PARTICIPANTS ARE ADVISED TO CONSULT A TAX ADVISER AS TO THE SPECIFIC SINGAPORE TAX CONSEQUENCES OF PARTICIPATING IN THE COMPANY PURCHASE PLAN.

     For income tax purposes, participants in the Company Purchase Plan generally will not have taxable income upon their participation in the Company Purchase Plan. Generally, upon allotment and issue of Ordinary Shares to a participant under the Company Purchase Plan, the participant will recognize ordinary income in an amount equal to the difference between the price at which such Ordinary Shares are allotted and issued to the participant under the Company Purchase Plan and the last done price on the listing date of the Ordinary Shares so acquired. The "last done price on the listing date" means the price of such Ordinary Shares in the open market at the last transaction on the date on which such Ordinary Shares are first listed on the Singapore Exchange Securities Trading Limited after the acquisition of such Ordinary Shares by the participant. Singapore does not impose tax on capital gains. However, gains or profits may be construed to be of an income nature and subject to tax, especially if they arise from activities which the Inland Revenue Authority of the Republic of Singapore regards as the carrying on of a trade in Singapore, or if they are short-term gains from the sale of real property or shares in unlisted companies with substantial real property or real property-related assets in the Republic of Singapore. Thus any gains or profits from the sale by participant of the Ordinary Shares (arising from his participation in the Company Purchase Plan) are not taxable in the Republic of Singapore unless the participant is regarded as carrying on a trade in securities in the Republic of Singapore at the time of the sale of the Ordinary Shares, in which case the disposal profits would be taxable as trading profits rather than capital gains.

United States Federal Income Taxation

     The following is a general summary under current law of the material United States federal income tax consequences to participants in the Company Purchase Plan who are U.S. participants. For purposes of this summary, a "U.S. participant" includes the following:

     - Citizens or residents of the United States for United States federal income tax purposes;

     - Persons otherwise subject to United States federal income taxation on their worldwide income regardless of its source;

     - Estates the income of which is subject to United States federal income taxation regardless of source;

     - Any trust the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust, or, if the trust was in existence on August 20, 1996, has elected to continue to be treated as a United States person; or

     - Any other person that is subject to U.S. federal income tax on a net income basis in respect of an investment in the shares or the ADSs which represent the right to receive shares.

     This summary deals with the general tax principles that apply under United States federal income tax law to U.S. participants and is provided for general information only. The discussion is based on the U.S. Tax Code, regulations thereunder, rulings and decisions now in effect, all of which are subject to change either prospectively or retroactively. The summary does not discuss all aspects of U.S. federal income taxation that may be relevant to a particular participant in light of his or her personal investment circumstances. Some kinds of taxes, such as the alternative minimum tax and state and local income taxes are generally not discussed. This summarized tax information is not tax advice.

     PROSPECTIVE PARTICIPANTS ARE ADVISED TO CONSULT A TAX ADVISOR AS TO THE SPECIFIC U.S. FEDERAL, STATE, AND LOCAL TAX CONSEQUENCES AND FOREIGN TAX CONSEQUENCES OF PARTICIPATING IN THE COMPANY PURCHASE PLAN.

     The Company Purchase Plan is intended to be an employee stock purchase plan under Section 423 of the U.S. Tax Code. A U.S. participant will not ordinarily incur U.S. federal income tax as a result of enrolling in the Company Purchase Plan or purchasing Ordinary Shares under the Company Purchase Plan. Instead, if a U.S. participant sells or otherwise disposes of Ordinary Shares acquired under the Company Purchase Plan, there may be taxable income or loss. The U.S. federal income tax treatment of any gain or loss will depend on the timing of the disposition of the Ordinary Shares acquired under the Company Purchase Plan.

     If a U.S. participant in the Company Purchase Plan disposes of any Ordinary Shares acquired under the Company Purchase Plan (i) within two years after the beginning of the Offering Period at the end of which the Ordinary Shares were purchased or (ii) within one year after the purchase of the Ordinary Shares, the U.S. participant will be treated for U.S. federal income tax purposes as having received ordinary compensation income at the time of such disposition in an amount equal to the excess of the fair market value of the Ordinary Shares on the date the U.S. participant purchased the Ordinary Shares over the price the U.S. participant paid for the Ordinary Shares, regardless of whether the U.S. participant disposes of the Ordinary Shares at a price less than their fair market value as of the date the U.S. participant purchased the Ordinary Shares. The remainder of the gain or loss, if any, recognized on such disposition will be treated as capital gain or loss.

     If a U.S. participant disposes of such Ordinary Shares at any time after expiration of the two-year and one-year holding periods specified in the preceding paragraph, or dies while owning the Ordinary Shares, the U.S. participant will be treated for U.S. federal income tax purposes as having received compensation income only to the extent of an amount equal to the lesser of (i) the excess, if any, of the fair market value of the Ordinary Shares at the time of such disposition or death over the purchase price paid by the U.S. participant for the Ordinary Shares, or (ii) 15% of the fair market value of the Ordinary Shares on the first day of the Offering Period for those Ordinary Shares. The remainder of the gain or loss, if any, recognized on such disposition will be treated as capital gain or loss.

     A Participating Company that is subject to U.S. income taxes is entitled to a tax deduction only to the extent that the U.S. participant recognizes ordinary income because he or she disposes of the Ordinary Shares before the expiration of the holding periods specified above.

BENEFITS TO NAMED EXECUTIVE OFFICERS AND OTHERS

     It is not possible to determine the number of Ordinary Shares or the value of Ordinary Shares that may be purchased by any person under the Company Purchase Plan because the decision to participate in the Company Purchase Plan is solely the employee's, and the prices at which Ordinary Shares will be purchased will be determined in the future.

VOTE REQUIRED

     The affirmative vote of a majority of the Shareholders present in person or by proxy and voting at the Annual General Meeting is required for approval of the Company Purchase Plan.

 THE BOARD RECOMMENDS A VOTE "FOR" THE APPROVAL OF THE COMPANY'S EMPLOYEE SHARE
                              PURCHASE PLAN 2001.


                                PROPOSAL NO. 8:
       APPROVAL OF THE SHARE PURCHASE PLAN 2001 FOR EMPLOYEES OF SILICON
                         MANUFACTURING PARTNERS PTE LTD

     The Company Purchase Plan referred to in Proposal No. 7 is intended to be an employee stock purchase plan under Section 423 of the United States Internal Revenue Code of 1986, as amended (the "U.S. Tax Code"). In order to qualify under Section 423 of the U.S. Tax Code, participation must be limited to employees of the Company and its parent and subsidiary corporations. As Silicon Manufacturing Partners Pte Ltd ("SMP") is not a subsidiary of the Company within the meaning of Section 423 of the U.S. Tax Code, being only 49% owned by the Company, employees of SMP cannot participate in the Company Purchase Plan.

     The Board of Directors of the Company and the Board of Directors of SMP have, subject to obtaining all necessary regulatory approvals, adopted the Share Purchase Plan 2001 For Employees of SMP (the "SMP Purchase Plan") which contains terms substantially similar to the terms of the Company Purchase Plan and provides for eligible employees of SMP to purchase Ordinary Shares from the Company on substantially the same terms as eligible employees of the Company under the Company Purchase Plan. While the plans are substantially similar, there may be some differences in the U.S. tax consequences of the plans but we expect the differences in the U.S. tax consequences to be immaterial because of the limited number of U.S. taxpayers expected to participate in the SMP Purchase Plan.

     The Board is of the view that the participation of SMP employees in the SMP Purchase Plan will motivate such employees to maximize performance and will encourage the Company's employees to transfer over to SMP as and when required. Contributions made by SMP employees to SMP's operations are crucial to the Company as SMP is one of the Company's principal associated companies. The aggregate number of Ordinary Shares of the Company that are reserved for purchase under the Company Purchase Plan and the SMP Purchase Plan is 10,000,000. As of February 28, 2001, the number of SMP employees who would be eligible to participate under the terms of the SMP Purchase Plan was approximately 750. The SMP Purchase Plan will not be a qualified plan under
Section 423 of the U.S. Tax Code. In addition, the SMP Purchase Plan is not subject to the provisions of ERISA, and is not a qualified plan under Section 401(a) of the U.S. Tax Code.

    THE BOARD RECOMMENDS A VOTE "FOR" THE APPROVAL OF THE SMP PURCHASE PLAN.


                                 PROPOSAL NO. 9:
      APPROVAL OF THE COMPANY'S AMENDED AND RESTATED SHARE OPTION PLAN 1999

OVERVIEW AND PURPOSE

     The Board has adopted, subject to approval by the Company's Shareholders, an amendment and restatement of the Company's Share Option Plan 1999 (the "Option Plan") in the form of the Chartered Semiconductor Manufacturing Ltd Amended and Restated Share Option Plan 1999.

     107,160,000 Ordinary Shares are presently authorized to be issued under the Option Plan and under or pursuant to all other share incentive and option schemes approved by the Board and contracts of employment. After giving effect to the proposed amendment and restatement of the Option Plan, if approved, the number of Ordinary Shares authorized for issuance under the Option Plan would increase to 197,160,000. The options granted under the Option Plan may be non-statutory options or incentive stock options intended to qualify under
Section 422 of the U.S. Tax Code. The Option Plan is not subject to the provisions of the Employee Retirement Income Security Act of 1974, and is not a qualified plan under Section 401(a) of the U.S. Tax Code.

     The following is a brief summary of the provisions of the Option Plan.

SUMMARY OF THE AMENDMENT AND RESTATEMENT

     The amendment and restatement of the Option Plan, if approved, would increase the aggregate number of Ordinary Shares available for issuance under the Option Plan from 107,160,000 to 197,160,000. In addition, if the proposed amendment and restatement of the Option Plan is approved, the limit on the number of option shares which may granted to any individual in any fiscal year will apply irrespective of whether the Board or the Committee determines that the Option Plan is to comply with Section 162(m) of the U.S. Tax Code. The proposed amendment and restatement of the Option Plan also includes other minor changes in the terms of the Option Plan.

PRINCIPAL FEATURES OF THE OPTION PLAN

     Purpose. The principal purpose of the Option Plan is to offer employees, consultants and outside directors of the Company and its "Parent," "Subsidiaries" and "Affiliated Companies" (each as defined in the Option Plan) an opportunity to acquire a proprietary interest in the success of the Company, or to increase such interest, by exercising options to subscribe for Ordinary Shares. The Option Plan authorizes the grant to eligible participants, options that are intended to qualify as "incentive stock options" under Section 422 of the U.S. Tax Code and options that do not qualify as incentive stock options (commonly known as "non-statutory" or "non-qualified" stock options). The Option Plan was originally adopted by the Board on January 23, 1999 and was amended on October 27, 1999. The Option Plan was approved by the Shareholders on March 30, 1999.

     Administration of the Option Plan. The Option Plan will be administered by the Executive Resource and Compensation Committee of the Board or another committee or sub-committee of the Board, in each case consisting of two or more members of the Board appointed by and holding office at the pleasure of the Board (the "Committee"). In the event that the Board or the Committee determines that the Option Plan is to comply with Section 162(m) of the U.S. Tax Code, the Committee will consist solely of two or more members of the Board, each of whom is an "outside director" for purposes of Section 162(m) of the U.S. Tax Code. The full Board will administer the Option Plan for options granted to outside directors.

     The Committee will conduct the general administration of the Option Plan and will have the power to interpret the Option Plan and share option agreements, adopt rules for the administration, interpretation, and application of the Option Plan, and interpret, amend and revoke such rules. Similarly, the full Board will determine the terms and conditions of, and interpret and administer, the Option Plan for options granted to outside directors. The Board may exercise the rights and duties of the Committee under the Option Plan, provided that if the Option Plan is to comply with Section 162(m) of the U.S. Tax Code, the Board may not exercise such rights and duties with respect to matters which are required to be determined in the sole discretion of the Committee.

     Eligibility. Employees, outside directors and consultants of the Company and its Parent, Subsidiaries and Affiliated Companies, and employees of SMP, a company associated with the Company, are eligible for the grant of options under the Option Plan, except as follows:

     - employees of Affiliated Companies and of SMP, and outside directors and consultants are not eligible for the grant of incentive stock options;

     - employees, outside directors and consultants of Affiliated Companies who are citizens of the United States or who are deemed to be resident in the United States are not eligible for the grant of options; and

     - employees of SMP who are citizens of the United States or who are deemed to be resident in the United States are not eligible for the grant of options.

     The Committee (or the Board, in the case of grant of options to outside directors) will determine which of the eligible persons will be granted options. No person is entitled to participate in the Option Plan as a matter of right. Only those eligible persons who are selected to receive grants by the Committee or the Board (or their delegates) may participate in the Option Plan.

     Shares Subject to the Option Plan. The shares subject to options under the Option Plan will be Ordinary Shares, par value S$0.26 per share, in the capital of the Company, and may be authorized but unissued Ordinary Shares. The Option Plan presently provides that the aggregate number of Ordinary Shares which may be subject to options or other rights granted under the Option Plan and pursuant to all other share inventive and option schemes will not exceed 107,160,000 Ordinary Shares (subject to adjustment as described below). If the amendment and restatement of the Option Plan is approved, the aggregate number of Ordinary Shares which may be subject to options granted under the Option Plan will not exceed 197,160,000 Ordinary Shares (subject to adjustment as described below), irregardless of the number of Ordinary Shares that may subject to options granted under any other share incentive and option schemes the Company may adopt in the future. In addition, the Option Plan presently provides that in the event that the Board or the Committee determines that the Option Plan is to comply with Section 162(m) of the U.S. Tax Code, the maximum number of Ordinary Shares which may be subject to options granted under the Option Plan to any individual in any fiscal year may not exceed 26,790,000 Ordinary Shares (the "Individual Award Limit"). If the proposed amendment and restatement of the Option Plan is approved, the Individual Award Limit will apply irrespective of whether the Board or the Committee determines that the Option Plan is to comply with Section 162(m) of the U.S. Tax Code. If any option to acquire Ordinary Shares under the Option Plan expires or is cancelled or otherwise terminated without being fully exercised, the shares allocable to the unexercised portion of such option may again be granted under the Option Plan, except to the extent that such grant would cause an incentive stock option to fail to qualify as such under Section 422 of the U.S. Tax Code.

     Terms and Conditions of Options. The Option Plan provides that the Committee will determine the terms and conditions of the option grants, including the number of Ordinary Shares subject to the option grants, whether the option grants are to be incentive stock options or non-statutory stock options, and whether the option grants are intended to qualify as performance-based compensation under Section 162(m) of the U.S. Tax Code. In the case of grants to outside directors, the Board will determine the number of Ordinary Shares subject to the options and the terms and conditions of the option grant. Each option will be evidenced by a written agreement.

     Exercise Price. The exercise price for the Ordinary Shares subject to each option will be specified in the option agreement. The exercise price, however, may not be less than the par value of an Ordinary Share. In addition, the exercise price is subject to the following limitations:

     - in the case of options intended to qualify as incentive stock options or performance-based compensation under Section 162(m)(4)(c) of the U.S. Tax Code, the per share exercise price may not be less than 100% of the fair market value of an Ordinary Share on the date the option is granted; and

     - in the case of incentive stock options granted to a person who owns more than 10% of the total combined voting power of all classes of outstanding shares of the Company or any parent or subsidiary of the Company (a "10% Shareholder"), the per share exercise price may not be less than 110% of the fair market value of an Ordinary Share on the date the option is granted.

Prior to adoption by the Board of the amendment and restatement of the Option Plan, the Option Plan provided that in the case where the Ordinary Shares are listed on an established stock exchange or national market system, the fair market value of an Ordinary Share was based on the closing sale prices or, if none, the closing bids for the last 10 market trading days prior to the date of determination, as quoted on the stock exchange on which the Ordinary Shares are listed. Following the adoption of the amendment and restatement of the Option Plan by the Board, the fair market value of an Ordinary Share as of any given date for purposes of the Option Plan will be the mean of the high and low sales prices of an Ordinary Share (or if none, the mean of the high and low bids) on the date of grant, as quoted on the stock exchange on which the Ordinary Shares are listed. In the absence of an established market or quotation system for the Ordinary Shares, the fair market value of an Ordinary Share will be determined by the Board in good faith.

     Term of Option. The term of an option will be set by the Committee or the Board but may not be longer than 10 years from the date the option is granted. In the case of an incentive stock option granted to a 10% Shareholder, the term of the option may not be longer than 5 years from the date the incentive stock option is granted.

     Exercisability. Each option agreement will contain the period during which the right to exercise the option in whole or in part vests in the optionee. Unless the applicable option agreement provides otherwise, all of an optionee's options will become exercisable in full if:

     - the Company is subject to a "change in control" (as defined below) before the optionee's service terminates;

     - the optionee's options do not remain outstanding following the change in control;

     - the optionee's options are not assumed by the surviving corporation or its parent; and

     - the surviving corporation or its parent does not substitute options with substantially the same terms for such options over the Company's Ordinary Shares.

     If an option does not become fully exercisable upon a change in control as described above while the optionee remains employed with the Company and the applicable option agreement does not provide otherwise, then the exercisability schedule of the option will accelerate by 12 months. In addition, upon the Company's initial public offering, the exercisability schedule for the then outstanding options held by optionees whose service with the Company had not been terminated, was accelerated by 12 months.

     For purposes of the Option Plan, a change of control means (a) a transfer of more than 50% of the Company's voting securities to a person who, immediately prior to the transfer, was not a Shareholder, (b) the consummation of a merger or consolidation of the Company with or into another entity if following the transaction, more than 50% of the voting power of the surviving entity and the surviving entity's parent is owned by persons who were not Shareholders prior to the transaction, or (c) a sale, transfer or other disposition of all or substantially all of the Company's assets.

     Non-transferability. Options granted under the Option Plan may not be transferred, assigned, pledged or hypothecated by the optionee, the optionee's guardian or legal representative, or any other person who has the management of the optionee's estate, other than by will or the laws of descent and distribution. During the lifetime of an optionee, only he or she, his or her guardian or legal representative, or any person who has the management of the optionee's estate may exercise an option granted to him or her under the Option Plan.

     Termination of Service. In the event that an optionee's service is terminated, the optionee's outstanding options, to the extent then exercisable, will remain exercisable until the earliest of (i) the expiration of 30 days (or, if the termination arises from the optionee's disability, 12 months) after the termination of the optionee's service, or (ii) the term provided in the applicable option agreement. If the optionee dies during the optionee's service with the Company, then the options will expire on the earlier of (a) the expiration of 12 months from the date of death, or (b) the term provided in the applicable option agreement. All options which are not exercisable at the date of the termination will lapse when the optionee's service terminates or the optionee dies.

     No Right to Continued Service. Nothing in the Option Plan or in any option agreement will give any optionee any right to remain an employee, consultant or outside director or will interfere with or restrict in any way the Company's rights to discharge any optionee at any time for any reason whatsoever, with or without cause.

     No Rights as Shareholder. The holder of an option will not be registered as a Shareholder or have any of the rights or privileges of a Shareholder in respect of any Ordinary Shares which may be subscribed for on the exercise of any part of an option until the Company has allotted and issued the subscribed Ordinary Shares to the optionee.

     Section 162(m) Options. In the event that the Board or the Committee determines that the Option Plan is to comply with Section 162(m) of the U.S. Tax Code, the Option Plan and any option intended to qualify as performance-based compensation under Section 162(m) of the U.S. Tax Code will be subject to any additional requirements for qualification as performance-based compensation under Section 162(m), and the Plan will be deemed to be amended to the extent necessary to conform to such requirements.

     Payment Upon Exercise of Options. An option may be exercised upon delivery to the Company of full cash payment or cash equivalents for Ordinary Shares with respect to which the option, or a portion of the option, is exercised. In addition, to the extent provided in the applicable option agreement, options may exercised:

     - subject to certain limitations under applicable laws, through the surrender of Ordinary Shares which are already owned by the optionee;

     - if the Ordinary Shares are publicly traded, through the delivery of a notice that the optionee has irrevocably directed a securities broker approved by the Company to sell Ordinary Shares and to deliver a sufficient portion of the net proceeds of the sale to the Company in satisfaction of the option exercise price and any withholding taxes; or

     - if the Ordinary Shares are publicly traded, through the delivery of a notice that the optionee has irrevocably directed to pledge to a securities broker or a lender approved by the Company, Ordinary Shares as security for a loan, and that the broker or lender has been directed to pay a sufficient portion of the loan proceeds to the Company in satisfaction of the option exercise price and any withholding taxes.

     Adjustment of Shares. In the event of certain corporate transactions or changes in the Company's capital structure, including a subdivision of the outstanding Ordinary Shares, a dividend payable in Ordinary Shares, an extraordinary dividend payable in a form other than Ordinary Shares that has a material effect on the fair market value of Ordinary Shares, a consolidation of the outstanding Ordinary Shares into a lesser number of Ordinary Shares, a recapitalization, a reclassification or similar occurrence, or a merger or consolidation, the Board or the Committee will make appropriate adjustments to the number of Ordinary Shares available for future grants under the Option Plan, the number of Ordinary Shares covered by each outstanding option, and/or the exercise price under each outstanding option. However, no adjustment or action will be authorized to the extent that the adjustment or action would cause the Option Plan or a designated option to fail to qualify under certain incentive stock option provisions or performance-based compensation provisions of the U.S. Tax Code, if applicable.

     In addition, if the Company is a party to a merger or consolidation, the options outstanding under the Option Plan will be subject to the merger agreement, which will provide for one of the following:

     - the continuation of the outstanding options by the Company if the Company is the surviving corporation;

     - the assumption of the Option Plan and the outstanding options by the surviving corporation or its parent;

     - the substitution by the surviving corporation or its parent of options with substantially the same terms as the outstanding options; or

     - the cancellation of each outstanding option after payment to the optionee of an amount in cash or cash equivalents equal to the difference between (a) the fair market value of the Ordinary Shares subject to the option at the time of the merger or consolidation, and
          (b) the exercise price of the option.

     Except as described above, optionees will have no other rights under the Plan in the event of changes in the Company's capitalization.

     Securities Law Requirements. All Ordinary Shares issued under the Option Plan must comply with (or be exempt from) all applicable requirements of law, including the U.S. Securities Act of 1933, as amended, the rules and regulations promulgated thereunder, all other securities laws and regulations, and the regulations of any exchange or other securities market on which the Company's securities may then be traded. In addition, the Option Plan provides that the Company will provide to optionees and Shareholders who have subscribed for, and have been allotted and issued, Ordinary Shares under the Option Plan, copies of the Company's balance sheet and income statement unless they have access to equivalent information.

     Withholding Taxes. The Company may require the optionee to discharge applicable withholding tax obligations that may arise in connection with the exercise of the options or disposition of Ordinary Shares acquired by exercising an option.

     Duration, Amendment and Termination. The Option Plan will automatically terminate ten years after the date on which the Board adopted the Option Plan, and may be terminated on any earlier date. The Board may amend, suspend or terminate the Option Plan at any time, unless the amendment requires Shareholder approval. Shareholders' approval is required for any amendment which increases the number of Ordinary Shares available for issuance under the Option Plan (except for adjustments resulting from changes in the Company's capital structure or corporate transactions) or materially changes the class of persons who are eligible for the grant of incentive stock options. No amendment may adversely affect an optionee's right under any previously awarded option. No option may be granted during any period of suspension or after termination of the Option Plan, and in no event may any incentive stock option be granted under the Option Plan after the first to occur of (i) the expiration of 10 years from the date on which the Option Plan was originally adopted by the Board or (ii) the expiration of 10 years from the date the Option Plan is originally approved by the Shareholders.

TAX CONSEQUENCES

Singapore Taxation

     The following is a general summary under current law of the Republic of Singapore on the income tax consequences of participants in the Option Plan who are resident in Singapore. For the purposes of this summary, a resident in Singapore in relation to an individual, means a person who, in the year preceding the year of assessment, resides in Singapore except for such temporary absences therefrom as may be reasonable, and includes a person who is physically present or who exercises an employment (other than a director of a company) in the Republic of Singapore for 183 days or more during the year preceding the year of assessment. This summary deals with the general tax principles that apply under the Republic of Singapore income tax law and is provided only for general information. Tax laws are complex and are subject to change and may vary depending on individual circumstances. This summary is based on tax laws in effect in the Republic of Singapore and on administrative and judicial interpretations on these tax laws, as of the date hereof, all of which are subject to change, possibly on a retroactive basis. This summary does not discuss all aspects of income taxation that may be relevant to an optionee who is a tax resident in the Republic of Singapore in light of his or her personal investment circumstances. This summary tax information is not tax advice.

     PROSPECTIVE PARTICIPANTS ARE ADVISED TO CONSULT A TAX ADVISER AS TO THE SPECIFIC SINGAPORE TAX CONSEQUENCES OF PARTICIPATING IN THE OPTION PLAN.

     For income tax purposes, optionees who are granted non-statutory stock options (which relate to shares in a company listed on the Singapore Exchange Securities Trading Limited) under the Option Plan generally will not have taxable income on the grant of the option, nor will the Company be entitled to any deduction. Generally, on exercise of such share options, an optionee will recognize ordinary income in an amount equal to the difference between the option exercise price and the last done price on the listing date of the Ordinary Shares so acquired. The "last done price on the listing date" means the price of such Ordinary Shares in the open market at the last transaction on the date on which such Ordinary Shares are first listed on the Singapore Exchange Securities Trading Limited after the acquisition of such Ordinary Shares by the optionee. Singapore does not impose tax on capital gains. However, gains or profits may be construed to be of an income nature and subject to tax, especially if they arise from activities which the Inland Revenue Authority of the Republic of Singapore regards as the carrying on of a trade in Singapore, or if they are short-term gains from the sale of real property or shares in unlisted companies with substantial real property or real property-related assets in the Republic of Singapore. Thus any gains or profits from the sale by an optionee of the Ordinary Shares (arising from the exercise of the options) are not taxable in the Republic of Singapore unless the optionee is regarded as carrying on a trade in securities in the Republic of Singapore at the time of the sale of the Ordinary Shares, in which case the disposal profits would be taxable as trading profits rather than capital gains.

United States Federal Income Taxation

     The following is a general summary under current law of the material United States federal income tax consequences to participants in the Option Plan who are U.S. optionees. For purposes of this summary, a "U.S. optionee" includes the following:

     - citizens or residents of the United States for United States federal income tax purposes;

     - persons otherwise subject to United States federal income taxation on their worldwide income regardless of its source;

     - estates the income of which is subject to United States federal income taxation regardless of source;

     - any trust the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust, or, if the trust was in existence on August 20, 1996, has elected to continue to be treated as a United States person; or

     - any other person that is subject to U.S. federal income tax on a net income basis in respect of an investment in the Ordinary Shares or the ADSs which represent the right to receive Ordinary Shares.

     This summary deals with the general tax principles that apply under United States federal income tax law to U.S. optionees and is provided for general information only. The discussion is based on the U.S. Tax Code, regulations thereunder, rulings and decisions now in effect, all of which are subject to change either prospectively or retroactively. The summary does not discuss all aspects of U.S. federal income taxation that may be relevant to a particular participant in light of his or her personal investment circumstances. Some kinds of taxes, such as the alternative minimum tax and state and local income taxes are generally not discussed. This summarized tax information is not tax advice.

     PROSPECTIVE PARTICIPANTS ARE ADVISED TO CONSULT A TAX ADVISOR AS TO THE SPECIFIC U.S. FEDERAL, STATE, AND LOCAL TAX CONSEQUENCES AND FOREIGN TAX CONSEQUENCES OF PARTICIPATING IN THE OPTION PLAN.

     Non-statutory Stock Options. For United States federal income tax purposes, U.S. optionees who are granted non-statutory stock options under the Option Plan generally will not have taxable income on the grant of the option, nor will the Company be entitled to any deduction. Generally, on exercise of non-statutory stock options, a U.S. optionee will recognize ordinary income, and the Company will be entitled to a deduction, in an amount equal to the difference between the option exercise price and the fair market value of the Ordinary Shares on the date of exercise. The U.S. optionee's basis for purposes of determining his or her gain or loss on subsequent disposition of such Ordinary Shares, will be the fair market value of the Ordinary Shares on the date of exercise. Any subsequent gain or loss will be generally taxable as capital gain or loss.

     Incentive Stock Options. There will generally be no taxable income to U.S. optionees upon the grant of an incentive stock option or when the option is exercised. However, the amount by which the fair market value of the Ordinary Shares at the time of exercise exceeds the option price will be an "item of tax preference" for the U.S. optionee for alternative minimum tax purposes. Gain realized by the U.S. optionee on the sale of an incentive stock option is taxable at capital gains rates, and no tax deduction is available to the Company, unless the U.S. optionee disposes of the Ordinary Shares within (a) two years after the date of grant of the option or (b) one year after the date the Ordinary Shares were transferred to the U.S. optionee. If the Ordinary Shares are sold or otherwise disposed of before the end of the one-year and two-year periods specified above, the difference between the option exercise price and the fair market value of the Ordinary Shares on the date of the option's exercise will be taxed at ordinary income rates, and the Company will be entitled to a deduction to the extent the U.S. optionee must recognize ordinary income. An incentive stock option exercised more than three months after the U.S. optionee retires, other than by reason of death or disability, will be taxed as a non-statutory stock option, and the U.S. optionee will have been deemed to have received income on the exercise taxable at ordinary income rates. The Company will be entitled to a tax deduction equal to the ordinary income, if any, realized by the U.S. optionee.

     Ownership of ADSs. For U.S. federal income tax purposes, U.S. optionees who acquire ADSs will be treated as the owners of the Ordinary Shares represented by such ADSs.

     Section 162(m) of the U.S. Tax Code. In general, under Section 162(m) of the U.S. Tax Code, income tax deductions of publicly-held corporations may be limited to the extent total compensation (including base salary, annual bonus, stock option exercises and non-qualified benefits) for certain executive officers exceeds U.S. $1.0 million (less the amount of any "excess parachute payments" as defined in Section 280G of the U.S. Tax Code) in any taxable year of the corporation. However, under Section 162(m), the deduction limit does not apply to certain "performance-based" compensation which satisfies certain requirements set forth in the regulations promulgated under Section 162(m).

     Stock options will satisfy the "performance-based" compensation exception if (1) the awards are made by a qualifying compensation committee, (2) the plan sets the maximum number of Ordinary Shares that can be granted to any person within a specified period and (3) the compensation is based solely on an increase in the stock price after the grant date. The Company believes that the Option Plan is designed to enable options granted thereunder to qualify as "performance-based" compensation under Section 162(m) of the U.S. Tax Code in the event that the Board or the Committee determines that the Option Plan and such options are to comply with Section 162(m) of the U.S. Tax Code.

     THE BOARD RECOMMENDS A VOTE "FOR" THE APPROVAL OF THE COMPANY'S AMENDED
                      AND RESTATED SHARE OPTION PLAN 1999.


                                PROPOSAL NO. 10:
       AUTHORIZATION OF THE BOARD TO ALLOT AND ISSUE SHARES AND SECURITIES

     The Company is incorporated in the Republic of Singapore. Pursuant to the Companies Act, Directors may exercise any power of the Company to issue new Ordinary Shares only with the prior approval of the Shareholders of the Company at a general meeting. Such approval, if granted, is effective from the date of the meeting at which it was given to the conclusion of the next annual general meeting of shareholders of the Company or the expiration of the period within which the next annual general meeting is required by law to be held, whichever is earlier.

     Shareholders' approval is sought for the issue of new Ordinary Shares during the period from the Annual General Meeting to the next annual general meeting. This approval, if granted, will lapse at the conclusion of the annual general meeting of the Company to be held in 2002.

     The requirement for Shareholders' approval under the Companies Act extends to the issue of new Ordinary Shares arising from the conversion, exchange or exercise of other securities, including warrants or options to subscribe for new Ordinary Shares of the Company or to purchase from the Company other securities issued or to be issued by the Company, debt securities and securities which are convertible into, exchangeable for, or exercisable for new Ordinary Shares, new Ordinary Shares pursuant to any offers, agreements, options, undertakings, guarantees and/or indemnities to be made, entered into or issued by the Company, as well as new Ordinary Shares to be issued pursuant to the exercise of options under the Option Plan.

     Shareholders' approval is sought for the creation and issuance of new securities, including but not limited to warrants, options or other securities convertible into, exchangeable for, or exercisable for, Ordinary Shares, the making, entry into and/or issue of offers, agreements, options, undertakings, guarantees and/or indemnities by the Company which would or might require the issue of Ordinary Shares, and the issuance of Ordinary Shares required or permitted to be allotted and issued on the conversion, exchange or exercise of such securities, pursuant to such offers, agreements, options, undertakings, guarantees and/or indemnities, or upon the exercise of any options under the Option Plan.

     The Board believes that it is advisable and in the best interests of the Company and its Shareholders to have a sufficient number of new Ordinary Shares for issuance in future financing transactions, acquisitions and other proper corporate opportunities and purposes. Having additional Ordinary Shares available for issuance in the future would give the Company greater flexibility to pursue corporate opportunities and, subject to the listing requirements of the Nasdaq National Market, enable it to issue Ordinary Shares without the expense and delay of having to convene an extraordinary general meeting of Shareholders.

     In summary, under proposal No. 10, Shareholders are requested to authorize the Board to:

a) allot and issue shares in the capital of the Company pursuant to Section 161 of the Companies Act;

b) create and issue securities and to allot and issue shares in connection therewith in the capital of the Company pursuant to Section 161 of the Companies Act; and

c) offer and grant options and to allot and issue additional shares in the capital of the Company pursuant to the Option Plan.

     THE BOARD RECOMMENDS A VOTE "FOR" EACH OF THE RESOLUTIONS SET OUT UNDER PROPOSAL NO. 10 AS DESCRIBED ABOVE AND IN THE NOTICE OF ANNUAL GENERAL MEETING.


                        DIRECTORS AND EXECUTIVE OFFICERS

     For information regarding our directors and executive officers, please see "Item 6. Directors and Officers of Registrant" set out in the Form 20-F accompanying this Proxy Statement.


                          BOARD AND COMMITTEE MEETINGS

     The Board of Directors held five meetings during the fiscal year ended December 31, 2000, including four regularly scheduled meetings and one special meeting. Overall attendance at Board and Committee meetings was approximately 85% in 2000.

     The Executive Resource and Compensation Committee, or the ERCC, of our Board of Directors oversees executive compensation and development in our company with the goal of building capable and committed management teams through competitive compensation, focused management and progressive policies which can attract, motivate and retain a pool of talented executives to meet our current and future growth plans. Specifically, the ERCC:

     -    establishes compensation policies for key executives;

     -    approves salary reviews, bonuses and incentives for key executives;

     - approves share incentives, including share options and share ownership for executives;

     - approves key appointments and reviews succession plans for key positions; and

     -    oversees the development of key executives and younger executives.

     The members of the ERCC are Ms. Ho (chairman) and Messrs. Borrel, Lim, Thompson, Sum and Tobey. The ERCC held 5 meetings during the fiscal year ended December 31, 2000.

     The Audit Committee of our Board of Directors consists of four members, of which a majority may not be officers or employees of our company. The Audit Committee reviews, acts on and reports to the Board of Directors regarding various auditing and accounting matters. In particular, the Audit Committee reviews the financial statements of our company, the scope and results of annual audits (both internal and external), the recommendation of our independent auditors and the response of our company's management to both the internal and external audits. The Audit Committee meets up once with the external and internal auditors without the presence of management. It also oversees related party transactions, including all material transactions between us and the Singapore Technologies group.

     The members of the Audit Committee are Messrs. Sum (chairman), Koh, La Blanc and Tobey. The Audit Committee held a total of 8 meetings during the fiscal year ended December 31, 2000. In December 1999, Nasdaq introduced new requirements in connection with audit committees. As a non-U.S. issuer, we have been exempted from compliance with these new requirements. However, we have chosen to adopt certain of the new rules.

     The Budget Committee of our Board of Directors is responsible for reviewing our annual budget and our quarterly financial performance in relation to our budget. The members of the Budget Committee are Messrs. Borrel (chairman), Lim, Van Tassel and Sum. In 2000, the Budget Committee reviewed and approved the capital spending and financial plans for the year 2001. The Budget Committee held a total of 6 meetings during the fiscal year ended December 31, 2000.


                COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

     For information regarding the compensation of our directors and executive officers, please see "Item 6. Compensation of Directors and Officers" set out in the Form 20-F accompanying this Proxy Statement.

     Please see "Report of the Executive Resource and Compensation Committee on Executive Compensation" below for a discussion of our employee bonus plans.


ISSUANCE OF SHARE OPTIONS

     For information regarding the issuance of share options by the Company, please see "Item 6. Options to Purchase Securities from Registrant or Subsidiaries - Issuance of Share Options" set out in the Form 20-F accompanying this Proxy Statement.


         REPORT OF THE EXECUTIVE RESOURCE AND COMPENSATION COMMITTEE ON
                             EXECUTIVE COMPENSATION

COMPENSATION PHILOSOPHY

     The Executive Resource and Compensation Committee, or ERCC of the Board of Directors oversees executive compensation and development in the Company. In carrying out this role, it establishes the overall executive compensation strategies to attract, retain and reward executive officers to grow and position the Company as a top-tier and world-class semiconductor foundry. The ERCC periodically reviews its approach to executive compensation.

     The compensation strategies are built around a multi-faceted approach that includes cash-based and long-term equity-based compensation. The combination of these components in the compensation packages for executive officers is designed to reward each executive officer according to the Company's financial and operational performance, as well as the individual's performance. The Company also has a policy on healthcare, welfare and retirement benefits for executive officers that is consistent with what is generally available to executives from the semiconductor industry. The policy is periodically reviewed to maintain its competitiveness.

     The compensation philosophy of the Company is to provide a comprehensive, competitive and attractive remuneration package for each executive officer that will motivate him to plan, drive and execute the business and operational strategies of the Company to maximize financial returns and shareholder values.

EXECUTIVE COMPENSATION

     The total cash-based compensation for each executive officer is comprised of a base salary and discretionary bonuses in accordance with the Company's quarterly performance bonus plan, annual economic value-added (EVA) bonus plan and executive business plan bonus.

     The ERCC establishes the base salary for each executive based on the Company's expectation of his or her performance and potential and industry benchmarks.

     The quarterly performance bonus plan is open to all employees including executive officers and is paid at the start of every quarter for the previous quarter's performance. The plan is based on performance criteria that reflect company-wide performance as well as performance in the areas of sales, manufacturing and technology development when measured against established targets. Under the plan, a maximum of 2 months of an individual's base salary may be paid every year, subject to any revision of the limit by the ERCC. The plan also empowers our President and Chief Executive Officer to set aside a bonus pool (subject to an annual limit approved by the ERCC) to reward extraordinary individual performances during the year.

     Implemented in 1999, the EVA bonus is paid annually to all eligible employees for the Company's performance during the previous fiscal year when measured against the absolute EVA results for that year and the EVA change from the previous year. The EVA plan uses these indicators to create the bonus pool for distribution to employees (including executive officers). For the fiscal year ended December 31, 2000, eligible employees received 3 months of their base salary under the EVA bonus plan.

     The executive bonus plan is an incentive plan established to motivate executive officers to strive to meet and exceed the targets set in the Company's annual business plan. Implemented in 1999, the incentive plan rewards executive officers according to the Company's performance and the individual's performance and contributions. The executive bonus is paid once a year after the close of the last fiscal year.

     The long-term equity compensation plan is administered through the Share Option Plan 1999. The Option Plan was adopted by Shareholders on March 30, 1999 to offer employees of the Company and its affiliates (who satisfy certain eligibility criteria) an opportunity to acquire a proprietary interest in the success of the Company, or to increase such an interest, by exercising options to purchase the Company's shares. Options granted to executive officers may be exercised over a specified period of time (up to ten years), thereby creating a long-term incentive to the executive officers to manage the Company from the perspective of an owner with an equity stake in the business.

     The ERCC maintains a set of guidelines for the determination of the grant of share options to executive officers. The guidelines take into account the individual's performance, his current position and promotion during the performance review period. The relative weight given to each of these factors is left to the discretion of the ERCC and the size of a grant is generally set at a level that is intended to create a meaningful opportunity for share ownership in the Company. The ERCC may grant share options more than once a year.

     To ensure that the executive compensation packages are competitive enough to attract, retain and reward talent, the ERCC keeps itself up to date by referring to data and advice from external compensation consultants, as and when it deems necessary.

     The aggregate compensation paid to executive officers for services rendered to the Company and its subsidiaries for the fiscal year ended December 31, 2000 was approximately $10.2 million.

     The Company also provided its executive officers with customary healthcare, welfare and retirement benefits during the year. Following recommendations from the ERCC in 2000, an aggregate amount of approximately $2 million was set aside or accrued for executive officers, as elected by the Board, to provide for pension, retirement or similar benefits during the fiscal year ended December 31, 2000. This is to achieve long term retention of these executives, in light of increased competition and mobility of key semiconductor executives in a global market.

EXECUTIVE RESOURCE AND COMPENSATION COMMITTEE INTERLOCKS AND INSIDER
PARTICIPATION

     The members of the ERCC in 2000 were Ms. Ho (Chairman) and Messrs. Lim, Borrel, Sum, Thompson and Tobey. No officers of the Company served on the ERCC. No interlocking relationships exist between the Company's Board of Directors or ERCC and the board of directors or compensation committee of any other company. No member of the ERCC engaged in any insider transactions with the Company that is required to be disclosed pursuant to the U.S. Securities Exchange Act of 1934.

                            By the Executive Resource and Compensation Committee

                            Ho Ching (Chairman)
                            Lim Ming Seong
                            Andre Borrel
                            Sum Soon Lim
                            Charles E. Thompson
                            Aubrey C. Tobey

                             STOCK PERFORMANCE GRAPH

     The Stock Performance Graph below shall not be deemed incorporated by reference by any general statement incorporating by reference this Proxy Statement into any filing under the U.S. Securities Act of 1933 or under the U.S. Securities Exchange Act of 1934, except to the extent the Company specifically incorporates this information by reference, and shall not otherwise be deemed filed under such Acts.

     This graph compares the total shareholder return of the Company's ADSs with the S&P 500 Index and the S&P Electronics (Semiconductor) Index over a period from October 29, 1999 to December 31, 2000. October 29, 1999 was the first day of trading in the Company's ADSs. The total shareholder return assumes $100 invested at the beginning of the period in the Company's ADSs, the S&P 500 Index and the S&P Electronics (Semiconductor) Index. It also assumes reinvestment of all dividends.

     Pursuant to the rules and interpretations of the U.S. Securities and Exchange Commission, the graph is calculated using, as the beginning measurement point, the closing price of the Company's ADSs on October 29, 1999, which was $33.19. The initial public offering price of the Company's ADSs was $20.00 per share.

     The comparisons in the graph are based on historical data and are not intended to forecast the possible future performance of the Company's ADSs or Ordinary Shares. The graph lines merely connect the prices on the dates indicated and do not reflect fluctuations between those dates.

                                     [CHART]

                                  OCT-99        DEC-99       MAR-00      JUN-00       SEP-00        DEC-00
                                  ------        ------       ------      ------       ------        ------
CHARTERED SEMICONDUCTOR ADS        $100          $220         $284        $271         $183          $ 79
S&P 500                            $100          $108         $111        $108         $107          $ 98
S&P 500 ELECTRONICS                $100          $110         $176        $174         $121          $121
(SEMICONDUCTORS)

                              CERTAIN TRANSACTIONS

     For a description of related party transactions, please see "Item 7. Related Party Transactions" set out in the Form 20-F accompanying this Proxy Statement.


                         DOCUMENTS AVAILABLE ON REQUEST

     Copies of the proposed Company Purchase Plan, the SMP Purchase Plan and the Option Plan are available free of charge on request from the date hereof up to and including the date of the Annual General Meeting from the following person:-

                              The Company Secretary
                    Chartered Semiconductor Manufacturing Ltd
                         60 Woodlands Industrial Park D,
                           Street 2, Singapore 738406
                              Fax no: (65) 360 4970
                       Email: honangela@charteredsemi.com
                        Email: nancytan@charteredsemi.com



                                                           BY ORDER OF THE BOARD

                                                              ANGELA HON KAH SIM
                                                               NANCY TAN SEE SIN
                                                       JOINT COMPANY SECRETARIES
Singapore
April 18, 2001

                               -------------------------------------------------

                               IMPORTANT




                               1. For Investors who have used their CPF moneys
                                  to buy shares of Chartered Semiconductor
                                  Manufacturing Ltd, the Annual Report 2000 is forwarded to them at the request of their CPF Approved Nominees and is sent solely FOR INFORMATION ONLY.
                               2. This Proxy Form is not valid for use by CPF
                                  Investors and shall be ineffective for all intents and purposes if used or purported to be used by them.
                               3. CPF Investors who wish to vote should contact
                                  their CPF Approved Nominees.

                               -------------------------------------------------

                 PROXY FORM -- THIRTEENTH ANNUAL GENERAL MEETING

I/We,                                        (Name),of
     ----------------------------------------         --------------------------
                                                     (Address) being a member(s)
-----------------------------------------------------
of CHARTERED SEMICONDUCTOR MANUFACTURING LTD (the "Company") hereby appoint

---------------------------------------------------------------------------------------------
        Name                         Address              NRIC/Passport      Proportion of
                                                              Number         Shareholding(%)
---------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------
and/or (delete as appropriate)
---------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------

as my/our proxy, to attend and to vote for me/us on my/our behalf and, if necessary, to demand a poll, at the Thirteenth Annual General Meeting ("Thirteenth AGM") of the Company to be held at 60 Woodlands Industrial Park D Street 2, Singapore 738406 on May 30, 2001 at 10:00 a.m., and at any adjournment thereof.

(Please indicate with an "X" in the spaces provided whether you wish your vote(s) to be cast for or against the Resolutions as set out in the Notice of the Thirteenth AGM and summarised below. In the absence of any specific directions, the proxy/proxies will vote or abstain as he/they may think fit, as he/they will on any other matter arising at the Thirteenth AGM).


---------------------------------------------------------------------------------------------------------------------------------
NO.        ROUTINE BUSINESS -- ORDINARY RESOLUTIONS                                                        FOR        AGAINST
---------------------------------------------------------------------------------------------------------------------------------
1)         To adopt the Audited Accounts of the Company for the year ended
           December 31, 2000, including the reports of the Directors and the
           Auditors.
---------------------------------------------------------------------------------------------------------------------------------
2(a)       (i)   To re-elect Mr Robert E. La Blanc as a Director of the Company pursuant to Article 94 of the Company's Articles of Association.
           ----------------------------------------------------------------------------------------------------------------------
           (ii)  To re-elect Mr Andre Borrel as a Director of the Company pursuant to Article 94 of the Company's Articles of Association.
           ----------------------------------------------------------------------------------------------------------------------
           (iii) To re-elect Mr Koh Beng Seng as a Director of the Company pursuant to Article 94 of the Company's Articles of Association.
---------------------------------------------------------------------------------------------------------------------------------
2(b)       To re-elect Mr James A. Norling as a Director of the Company pursuant to Article 99 of the
           Company's Articles of Association.
---------------------------------------------------------------------------------------------------------------------------------
3)         (i)   To re-appoint Mr Aubrey C. Tobey as a Director of the Company to hold office until the next Annual General Meeting pursuant to Section 153(6) of the
                 Companies Act, Chapter 50.
           ----------------------------------------------------------------------------------------------------------------------
           (ii)  To re-appoint Dr James H. Van Tassel as a Director of the Company to hold office until the next Annual General Meeting pursuant to Section 153(6) of the
                 Companies Act, Chapter 50.
           ----------------------------------------------------------------------------------------------------------------------
           (iii) To re-appoint Mr Charles E. Thompson as a Director of the Company to hold office until the next Annual General Meeting pursuant to Section 153(6) of the
                 Companies Act, Chapter 50.
---------------------------------------------------------------------------------------------------------------------------------
4)         To re-appoint KPMG as the Company's Auditors and to authorize the Directors to fix their remuneration.
---------------------------------------------------------------------------------------------------------------------------------
5)         To approve Directors' fees up to US$472,000 for the year ended December 31, 2000.
---------------------------------------------------------------------------------------------------------------------------------
NO.        SPECIAL BUSINESS -- SPECIAL RESOLUTION
---------------------------------------------------------------------------------------------------------------------------------
6)         To approve the proposed alterations to the Articles of Association of the Company.
---------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------------
NO.        SPECIAL BUSINESS -- ORDINARY RESOLUTIONS                                                         FOR        AGAINST
---------------------------------------------------------------------------------------------------------------------------------
7)         To approve the Company's Employee Share Purchase Plan 2001.
---------------------------------------------------------------------------------------------------------------------------------
8)         To approve the Share Purchase Plan 2001 for Employees of Silicon Manufacturing Partners Pte
           Ltd.
---------------------------------------------------------------------------------------------------------------------------------
9)         To approve the Company's amended and restated Share Option Plan 1999.
---------------------------------------------------------------------------------------------------------------------------------
10(a)      To authorize the Directors to allot and issue shares in the capital of the Company pursuant to Section 161 of the Companies Act, Chapter 50.
---------------------------------------------------------------------------------------------------------------------------------
10(b)      To authorize the Directors to create and issue securities and to allot and issue shares in  connection therewith in the capital of the Company pursuant to Section 161 of the
           Companies Act, Chapter 50.
---------------------------------------------------------------------------------------------------------------------------------
10(c)      To authorize the Directors to offer and grant options and to allot and issue additional shares in the capital of the Company pursuant to the Company's Share Option Plan 1999.
---------------------------------------------------------------------------------------------------------------------------------

                                                                                            -------------------------------------
Dated this        day of                2001.                                                    TOTAL NUMBER OF SHARES HELD
            ------        ---------------                                                   -------------------------------------



                                                                                            -------------------------------------


----------------------------------------
Signature(s) of Shareholder(s)/Common Seal


IMPORTANT

Please read Notes below.

NOTES:

1. Please insert the total number of Shares held by you. If you have Shares entered against your name in the Depository Register (as defined in Section 130A of the Companies Act, Chapter 50), you should insert that number of Shares. If you have Shares registered in your name in the Register of Shareholders (Members), you should insert that number of Shares. If you have Shares entered against your name in the Depository Register and Shares registered in your name in the Register of Shareholders, you should insert the aggregate number of Shares entered against your name in the Depository Register and registered in your name in the Register of Shareholders. If no number is inserted, the instrument appointing a proxy or proxies shall be deemed to relate to all the Shares held by you.

2. A shareholder of the Company entitled to attend and vote at a meeting of the Company is entitled to appoint one or two proxies to attend and vote instead of him. A proxy need not be a member of the Company.

3. Where a shareholder appoints two proxies, the appointments shall be invalid unless he specifies the proportion of his shareholding (expressed as a percentage of the whole) to be represented by each proxy.

4. The instrument appointing a proxy or proxies must be deposited at 60 Woodlands Industrial Park D Street 2, Singapore 738406 not less than 48 hours before the time appointed for the Thirteenth Annual General Meeting.

5. The instrument appointing a proxy or proxies must be under the hand of the appointor or of his attorney duly authorised in writing. Where the instrument appointing a proxy or proxies is executed by a corporation, it must be executed either under its seal or under the hand of an officer or attorney duly authorised.

6. A corporation which is a shareholder may authorize by resolution of its directors or other governing body such person as it thinks fit to act as its representative at the Thirteenth Annual General Meeting, in accordance with Section 179 of the Companies Act, Chapter 50.

GENERAL:

The Company shall be entitled to reject the instrument appointing a proxy or proxies if it is incomplete, improperly completed or illegible or where the true intentions of the appointor are not ascertainable from the instructions of the appointor specified in the instrument appointing a proxy or proxies. In addition, in the case of Shares entered in the Depository Register, the Company may reject any instrument appointing a proxy or proxies lodged if the shareholder, being the appointor, is not shown to have Shares entered against his name in the Depository Register as at 48 hours before the time appointed for holding the Thirteenth Annual General Meeting, as certified by The Central Depository (Pte) Limited to the Company.